Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

April 14, 2003


03050336

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9, Room 3117
450 - 5th Street N.W.
Washington D.C.
USA 20549

Dear Sir/Mesdames:

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (ii) of paragraph (b)(1) of Rule 12g3-2, we are enclosing on behalf of the above named foreign private issuer one copy of the following documents;

- News release dated January 13, 2003
- News release dated March 6, 2003
- News release dated April 2, 2003
- News release dated April 7, 2003

We trust you will find this in order.

GITENNES EXPLORATION INC.

Linda Dezura
Administrative Assistant

:LD
Enclosures.

Gitennes Exploration Inc.
Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

NEWS RELEASE

Gitennes Closes US $ 1,500,000 Transaction

Vancouver, April 7 2003: Gitennes Exploration Inc. (TSX-GIT) is pleased to advise shareholders that the transaction announced April 2, 2003 to sell its rights and interests in the Rio Blanco Property to Monterrico Metals plc (MNA.L) has closed. The transaction value is US$ 1,500,000, comprised of a single cash payment of US$ 1,000,000 and US$ 500,000 in common shares of Monterrico. Certain resale restrictions apply to the shares during the first year.

Monterrico has been diamond drilling at Rio Blanco since September 2002. This work has lead to new insights into the geology of the property, which in turn has resulted in important gains in the resource definition drilling at the Henry's Hill Zone. Monterrico expects to continue with its brisk pace of exploration and development work, with a view to taking the project to a feasibility-study stage during 2003.

The transaction is beneficial to all parties. Consolidation of the Rio Blanco property interests under Monterrico will expedite the development of the property. Gitennes will benefit directly from ownership of Monterrico shares, and will use the cash proceeds to pursue its exploration activities elsewhere in Peru and Canada.

About Gitennes Exploration Inc.: Gitennes is an exploration-oriented junior company that will undertake technically sound, early-stage exploration in "greenfield" environments right through to late-stage resource definition drilling and pre-feasibility work on select properties. The Company intends to maintain this course of finding and exploring promising mineral deposits. In the future, when results indicate that a property may become a potential producer that yields a high rate-of-return at a relatively low level of capital investment, the Company may then pursue the "development option".

Gitennes is conducting a programme of grid geophysics and soil geochemistry at the Urumalqui Property, a gold-silver prospect located in north-central Peru. Results will be released once this work is complete and the timetable for additional work, including drilling is finalized. Gitennes is also continuing with its greenfield work, and will update shareholders as new properties are acquired and exploration becomes of material importance.

For further information, contact



Jerry Blackwell, President

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

NEWS RELEASE

Gitennes Receives US $ 1,500,000 for Copper Property Interest

Vancouver, April 2 2003: Gitennes Exploration Inc. (TSX-GIT) announces that it has reached an agreement in principle to sell its rights and interests in the Rio Blanco Property, northern Peru, to Monterrico Metals plc (MNA.L). The transaction value is US$ 1,500,000, comprised of a single cash payment of US$ 1,000,000 and US$ 500,000 in common shares of Monterrico. Certain resale restrictions will apply on the shares during the first year. Completion of the transaction is subject to execution of the formal agreements and to regulatory approval.

The Rio Blanco property is currently under option to Monterrico and has been undergoing intense exploration since September 2002. This work has resulted in a substantial increase in the geological knowledge of the property, which has in turn resulted in a recently completed sequence of drill holes which have begun to delineate a large, high grade (1% or greater copper) segment of the Henry's Hill Zone. Under the terms of the original option agreement, Monterrico was obliged to spend US$ 2.0 million to earn a 60% interest in the project, and could elect to increase their interest to 75% by incurring an additional US$ 2.0 million in exploration-related expenditures. Monterrico has spent US$1,600,000 to date.

Gitennes sees this transaction to be beneficial to all parties. Consolidation of the Rio Blanco property interests under Monterrico should expedite the exploration and development of the property. Gitennes will benefit directly from ownership of Monterrico shares.

Gitennes intends to continue to be an active explorer in Peru, where it has gold and silver exploration programmes in progress, and in Canada.

For further information, contact the Company at 604.682.7970



Jerry Blackwell, President

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Tel: 604.682.7970 Fax: 604.682.7903 e-mail: info@gitennes.com
www.gitennes.com

GITENNES AND MONTERRICO REPORT MORE HIGH GRADE RIO BLANCO RESULTS

Vancouver, March 6, 2003, Gitennes Exploration Inc. (TSX-GIT) has received the latest drill results from the Rio Blanco project in northern Peru from **Monterrico Metals plc (MNA-LSE)**.

Three step-out holes at the eastern end of the Henry's Hill Zone continue to expand this portion of the deposit with exceptional results:

Hole Number	From...to (m)	Interval (m)	% Copper	Comments
RB-37	202 – 312 (eoh) 202 - 240	**110** **38**	**0.96** **1.66**	-72^0 hole collared at RB33 pad and drilled north
RB-38	90 – 178 154 - 174	**88** **20**	**1.43** **1.98**	Vertical hole collared approximately 150m north of RB31
RB-39	72 – 299.6 (eoh) 154 - 268	227.6 114	0.65 0.78	Vertical hole collared 150m south of RB31

These results, when considered in combination with (previously released) holes RB-7, 31, 32, and 33, highlight the potential of the deposit.

Two in-fill holes were completed in the central portion of the zone to pinpoint mineral boundaries and assist in resource modeling. Here, holes RB-21 and 22 appeared to indicate that the zone had both plunged to depth and the grade had decreased. These new results indicate that this "lean" area is likely to be linear and of limited extent.

Hole Number	From...to (m)	Interval (m)	% Copper	Comments
RB-35	156 – 451.1 (eoh) 156 - 262	**295.1** **106**	**1.12** **1.44**	-67^0 hole collared at RB22 pad and drilled east
RB-36	210 – 254 210 - 228	44 18	0.88 1.00	-60^0 hole collared at RB21 pad and drilled west

Exploration/definition drilling at Henry's Hill is approximately 60 to 75% complete in terms of delineating the deposit in order to complete a resource estimate. The zone of enriched mineralization has been traced by drilling for 1300 metres in length, across widths up to 600 metres, and has an average drill intercept thickness of 130 metres. The zone remains open for further expansion.

Two holes, 600 metres apart, have been drilled at the Soho target, two kilometers north of Henry's Hill. These holes intercepted a phreatomagmatic breccia that is variably silicified and mineralized with disseminated copper minerals and pyrite. Grades are erratic, however multi-metre intervals of 0.3 to 0.5% copper are present, with gold values frequently exceeding 0.1 g/t. The large size of the target, at 1500 by 750 metres, the possibility of economically important gold credits plus the strength of the hydrothermal system suggest substantial potential. The Soho target is seen as a feature that is geologically separate from Henry's Hill, and requiring much more work.

Monterrico Metals plc is Project Operator at Rio Blanco, and may earn up to a 75% interest in the project. All work is done under the supervision of Geofrey Keyte, Monterrico's Project Manager & Chief Geologist. Monterrico is focused mainly upon assessing the potential of a large scale, heap leach-style of operation that would produce low-cost copper on-site at Rio Blanco. Monterrico, in a separate news release, states that these recent drill results provide them with further confidence that a substantial resource can be defined. Monterrico is working with independent mining industry consultants on a pre-feasibility study, to be completed this year.

Exploration work at Rio Blanco has been reduced to a minimum for the month of March, and is set to resume again in April.

Representatives from both Gitennes and Monterrico will be attending the PDAC conference in Toronto, and will be hosting a Core Shack display on March 9th and 10th. Shareholders and other interested parties are invited to meet with us and to view core from holes RB19 and 33.

For further information contact:



Jerry Blackwell
President

GITENNES EXPLORATION INC.

Suite 2390 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Tel: 604.682.7970 Fax: 604.682.7903 e-mail: info@gitennes.com
www.gitennes.com

Gitennes announces important new results at Rio Blanco

Lima, Peru: January 13, 2003 – Gitennes Exploration Inc. (TSX-GIT) has been advised of new drill results from the Rio Blanco Copper Property located in northern Peru. Gitennes' earn-in partner, Monterrico Metals plc (MNA.L) has issued a news release earlier today that reports that the latest round of resource definition drilling conducted by Monterrico may indicate an area of significantly higher-grade copper mineralization exists.

This zone has been partially tested by a group of three holes on the *eastern slope* of the main prospect at Henry's Hill in the vicinity of the earlier drill hole, RB-7. Results of these holes are listed below:

Hole ID	**RB96-7**	**RB02-31**	**RB02-32**	**RB02-33**
Total depth (m)	383.25	366.06	309.37	294.13
Total Intercept (% Cu)	150m @ 1.15% 56 – 306 m	280m @ 1.06% 86 - 366 m	132m @ 0.76% 164 - 296 m	124m @ 1.39% 170 - 294 m
Enriched Cu%	**78m @ 1.58%** 165 - 243 m	**222m @ 1.19%** 92 – 314 m	**62m @ 0.97%** 234 - 296 m	**56m @ 2.10%** 178 - 234 m

Drill holes RB02-31 and 32 were collared 150 m southwest and southeast of RB96-7, while hole RB02-33 was collared 75 m to the northeast. All holes are vertical, except 33 which was drilled at – 75 degrees to the south – southeast.

Recent drilling in the *western sector* clearly demonstrates the continuity of a roughly flat-lying tabular body with significant thicknesses of secondary copper mineralization. Results include:

Hole ID	**RB02-26**	**RB02-27**	**RB02-28**	**RB02-29**
Total depth (m)	268.22	222.50	257.55	274.32
Enriched Cu%	166m @ 0.53% 74 – 240 m	134m @ 0.39% 68 – 202 m	227m @ 0.60% 13 –240 m	152m @ 0.39% 100 - 252 m
Including Cu%	16m @ 0.72% 216 – 232 m	80m @ 0.41% 72 – 152 m	50m @ 0.88% 18 – 68 m	16m @ 0.60% 120 – 136 m

Results for holes RB02-19 to 24 were released previously (October 21 and November 20, 2002), and an explanation of technical terms, analytical procedure and laboratories employed, as well as the project objectives can be found in the October release. Drill hole RB02-25 was not well mineralized, returning 0.63% copper over 10 m from 166 to 176 m.

RB02-28 is located midway between 19 and 29. The following schematic chart illustrates the drill pattern and hole sequence:

29	26	27						7	33
23	19	11	20	1	21	22	31	32	
30	24	25							

Soho: A second copper prospect (named "Soho") with mineralization outcropping at surface has been identified by reconnaissance teams two kilometres north from Henry's Hill. It is reported to occur over an area 750m by 1,500m in size. Monterrico reports that a second drill rig is at the property to test this new target. Two additional mineral concessions have been acquired which expand the property to 6,473 hectares.

In their news release issued earlier today, Monterrico re-confirms their intention to complete a pre-feasibility study on Rio Blanco by mid 2003. Under the agreement with Gitennes, Monterrico may earn a 60% interest in the project by spending US$ 2,000,000 on exploration, and may then elect to increase this to 75% by incurring cumulative expenditures of US$ 4,000,000, before July 3, 2006.

Geoffrey Keyte, Monterrico's Project Manager & Chief Geologist, is the competent person (as required under LSE and AIM guidelines) who supervised at Rio Blanco. Gitennes has not independently verified the drill results reported here.



Jerry Blackwell
President

The Toronto Stock Exchange has neither approved nor disapproved the information herein.